Filed by Rexnord Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Rexnord Corporation

Commission File No.: 001-35475

The following is an excerpt of the Rexnord Corporation (the “Company”) press release, dated as of July 21, 2021:

“With PMC’s strong performance in the first half of 2021 and an improved outlook for the second half of the year, we now believe PMC will deliver over $300 million of EBITDA in 2021, which is considerably ahead of the expectations we had at the beginning of the year, and should only strengthen the value creation opportunity of the combined business."

Additionally, the following is an excerpt from a transcript of the Company’s conference call held on July 21, 2021:

“At this point, we expect PMC EBITDA for 2021 to exceed $300 million, up considerably from the announcement of the transaction with Regal, which puts the combined business and $120 million of announced synergies ahead of where we were all expecting at the time of the announcement as we get into the 2022 run rate.”

Forward-Looking Statements

This communication contains certain “forward-looking statements” including statements regarding the anticipated timing and benefits of the transaction with Regal Beloit (the “Transaction”) and projections regarding the fiscal year 2021 EBITDA for the PMC business. These forward-looking statements are based on our current expectations and beliefs, but there can be no assurance that these will be as anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These factors include, among others: the inability to complete the Transaction, including due to the failure to receive required security holder approvals or the failure of other closing conditions; the inability to recognize the anticipated benefits of the proposed Transaction; costs related to the proposed Transaction; the potential impact of the announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the effects of the ongoing COVID-19 pandemic on our employees, customers and supply chain, including those related to governmental actions; the ability to retain key personnel; the ability to achieve performance targets; changes in financial markets, interest rates and foreign currency exchange rates. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information about the Transaction and Where to Find It

In connection with the Transaction, Regal Beloit has filed with the Securities and Exchange Commission (“SEC”), a Registration Statement on Form S-4 (Reg. No. 333-255982) containing, and we have filed with the SEC, a proxy statement/information statement/prospectus relating to the Transaction. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/INFORMATION STATEMENT/PROSPECTUS (AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT REXNORD, REGAL BELOIT AND THE TRANSACTION. A definitive proxy statement will be sent to stockholders of Rexnord seeking approval of the Transaction. The documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us by written request to Rexnord Corporation, Investor Relations, 511 Freshwater Way, Milwaukee, WI 53204, or by calling (414) 643-3739 or upon written request to Regal Beloit Corporation, Investor Relations, 200 State Street, Beloit, WI 53511 or by calling (608) 364-8800.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any security holder. Rexnord, Regal Beloit and their respective directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from Rexnord’s stockholders in connection with the Transaction. Information regarding the names and interests in the proposed transaction of Rexnord’s directors and officers is contained Rexnord’s filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process is also included in the proxy statement/information statement/prospectus relating to the Transaction and other relevant documents filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.